UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number:  001-38523

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Charah Solutions, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

12601 Plantside Drive
Address of Principal Executive Office (Street and Number)

Louisville, KY 40299
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Charah Solutions, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (the “Quarterly Report”) within the prescribed time period for the reasons set forth below.
As previously disclosed in the Form 12b-25 filed on March 30, 2023 (the “10-K 12b-25”), the Company is delayed in filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report”) due to its limited resources of trained financial reporting and accounting personnel resulting in the need for additional time to close its books and records, complete its financial statement preparation and finalize its review procedures. Based on currently available information, the Company expects to report material weaknesses in the Company’s internal control over financial reporting; a full assessment will be included in the Annual Report.
In order to prepare and file its Quarterly Report, the Company must file its Annual Report. Although the Company has dedicated significant resources to completing the filing of the Annual Report, the process is not yet complete. As a result, the Company is not able to timely complete the preparation of its financial statements and related disclosures to be included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 without unreasonable effort or expense.
The Company will file its Quarterly Report as soon as reasonably possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jonathan T. Batarseh	502	245-1353

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

		Yes	x No

Annual Report on Form 10-K for the fiscal year ended December 31, 2022

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		x Yes	No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Given the Company’s ongoing work on the preparation of the annual financial statements, as described in the 10-K 12b-25, the Company is not in a position at this time to compare results of operations for the fiscal quarters ended March 31, 2022 and March 31, 2023, and therefore cannot provide reasonable estimates of any potential change in results of operations at this time.

 Charah Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2023	CHARAH SOLUTIONS, INC.
	By:	/s/ Jonathan T. Batarseh
Name: Jonathan T. Batarseh
Title: Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).